Results of Special Meeting of Shareholders

At a Special Meeting of Shareholders of the Iman Fund held on August 25, 2008, shareholders approved the following proposals:

Proposal 1: The election of the Funds’ Boards of Trustees/Directors.

Nominee	“Affirmative”	“Withheld”	Percent of Outstanding Fund Shares voted Affirmative
Abdalla Idris Ali	3,901,833	12,614	87.71%
Mohammed Kaiseruddin	3,901,680	12,767	87.70%
Bassm Osman	3,897,138	17,309	87.60%

Proposal 2: To approve an increase in Advisory Fees.

Voted	Shares voted	Percent of voted	Percent of Outstanding Fund Shares voted
For	3,411,874	87.16%	76.69%
Against	30,009	0.77%	0.67%
Abstain	3,372	0.09%	0.08%
Broker Non-Vote	469,192	11.98%	10.55%

Total	3,914,447	100.00%	87.99%

No other business was discussed.